UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

R. R. Donnelley & Sons Company

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

257867200

(CUSIP Number)

James Ruggerio

c/o Chatham Asset Management, LLC

26 Main Street, Suite 204

Chatham, New Jersey 07928

Telephone Number (973) 701-2431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒ .

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,927,100*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,927,100*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,927,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.99%*
14.	Type of Reporting Person (See Instructions): IA

*	See Item 5 for additional information.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,538,973*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,538,973*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,538,973*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.2%*
14.	Type of Reporting Person (See Instructions): CO

*	See Item 5 for additional information.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,927,100*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,927,100*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,927,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.99%*
14.	Type of Reporting Person (See Instructions): IN

*	See Item 5 for additional information.

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of R.R. Donnelley & Sons Company (the “Issuer”). This Amendment No. 4 is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, a United States Citizen. CAM, Chatham Master Fund, and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2021, as amended (the “Prior Schedule 13D”). The Prior Schedule 13D, as amended and supplemented by this Amendment No. 4 is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the Common Stock deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by CAM, including Chatham Master Fund.

The total cost of the Common Stock that the Reporting Persons may be deemed to beneficially own is $39,758,578.56.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to add the following:

On November 16, 2021, the Reporting Persons delivered a letter (the “Offer Letter”) to the Board of Directors of the Issuer, including a firm, fully-financed all-cash offer (the “Offer”) to acquire all of the Common Stock of the Issuer not already owned by the Reporting Persons and their affiliates at a price equal to $9.10 per share, subject to increase to $9.34 per share as more fully described in the Offer Letter. The Offer is supported by executed copies of (1) a merger agreement (the “Merger Agreement”) for the Issuer’s countersignature, pursuant to which the Reporting Persons propose to consummate the Offer and acquire the Issuer, on the terms and subject to the conditions set forth therein (the “Transaction”), (2) a debt commitment letter (the “Debt Commitment Letter”) from Jefferies Finance LLC and Wells Fargo Bank, National Association in an amount of up to $1,125 million and $550 million, respectively, in support of the Offer and the Transaction contemplated by the Merger Agreement, (3) a capital commitment letter (the “Capital Commitment Letter”) from the Reporting Persons and their affiliates in support of the Offer and the Transaction contemplated by the Merger Agreement, pursuant to which the Reporting Persons and their affiliates are committing, immediately prior to the closing of the proposed Transaction, $100 million of additional capital, rolling over all shares of

Common Stock of the Issuer beneficially owned by the Reporting Persons and their affiliates, valued at approximately $99.4 million based on the proposed purchase price of $9.10 per share, and equitizing and/or subordinating into PIK instruments up to $748.4 million of the aggregate principal amount of the Issuer’s outstanding notes currently owned by the Reporting Persons and their affiliates, and (4) a voting agreement (the “Voting Agreement”), pursuant to which, the Reporting Persons and their affiliates agree to vote or, as applicable, cause or direct to be voted, all of the Common Stock of the Issuer held by Reporting Persons and their affiliates in favor of the Transaction contemplated by the Merger Agreement.

The Reporting Person has also filed a complaint in the Delaware Court of Chancery against the members of the Board of Directors of the Issuer (the “Complaint”) seeking equitable relief sufficient to ensure a reasonable sale process in connection with the sale of the Issuer, aimed at maximizing stockholder value, as more fully described in the Offer Letter and in the Complaint.

The foregoing descriptions of the Offer Letter, the Merger Agreement, the Debt Commitment Letter, the Capital Commitment Letter, the Voting Agreement, and Complaint do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, each of which are attached hereto as Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11, and Exhibit 12, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (e) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 72,900,000 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

As of the date of filing of this Schedule 13D (the “Filing Date”), Chatham Master Fund held 4,538,973 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 6,388,127 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 10,927,100 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 14.99% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Each of CAM and Mr. Melchiorre has the sole power to vote or direct the vote of zero shares of Common Stock and the shared power to vote or direct the vote of 10,927,100 shares of Common Stock. Each of Mr. Melchiorre and CAM has the sole power to dispose or direct the disposition of zero shares of Common Stock and the shared power to dispose or direct the disposition of 10,927,100 shares of Common Stock.

As of the Filing Date, Chatham Master Fund held 4,538,973 shares of Common Stock of the Issuer, or approximately 6.2% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Chatham Master Fund has the sole power to vote or direct the vote of zero shares of Common Stock and the shared power to vote or direct the vote of 4,538,973 shares of Common Stock. Chatham Master Fund has the sole power to dispose of or direct the disposition of zero shares of Common Stock and the shared power to dispose or direct the disposition of 4,538,973 shares of Common Stock.

To the knowledge of the Reporting Persons, the executive officers and directors of CAM and Chatham Master Fund have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 6 hereto.

Each of CAM and Mr. Melchiorre specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

In addition to the reported shares of Common Stock, as of the most recent date of this Schedule 13D, CAM and the Chatham Funds collectively own $205,000 aggregate principal amount of the Issuer’s 6.000% notes due April 1, 2024 (the “2024 Notes”), $201,865,000 aggregate principal amount of the Issuer’s 6.125% Senior Notes due November 1, 2026 (the “2026 Notes”), $185,812,000 aggregate principal amount of the Issuer’s 8.250% Senior Notes due July 1, 2027 (the “2027 Notes”), $25,577,000 aggregate principal amount of the Issuer’s 6.625% Debentures due April 15, 2029 (the “2029 Debentures”), $316,741,000 aggregate principal amount of the Issuer’s 8.500% Senior Notes due April 15, 2029 (the “2029 Notes”) and $18,160,000 aggregate principal amount of the Issuer’s 8.820% Debentures due April 15, 2031 (the “2031 Debentures”). In addition, the Chatham Funds are currently party to certain credit default swap arrangements, as seller counterparties, pursuant to which the buyer counterparty is obligated to make a periodic stream of payments over the term of the contract in return for a contingent payment from the seller counterparty upon the occurrence of a credit event with respect to referenced debt securities of the Issuer.

The disclosure set forth under Item 4 of this Schedule 13D is incorporated herein by reference. Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and their affiliates and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to add the following:

Exhibit 6:	Transactions in Securities of the Issuer

Exhibit 7:	Offer Letter to the Board of Directors, dated November 16, 2021

Exhibit 8:	Merger Agreement, executed by affiliates of the Reporting Persons as of November 16, 2021

Exhibit 9:	Debt Commitment Letter, dated November 16, 2021

Exhibit 10:	Capital Commitment Letter, dated November 16, 2021

Exhibit 11:	Voting Agreement, dated November 16, 2021

Exhibit 12:	Form of Complaint, filed November 16, 2021

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2021

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).